January 5, 2010

By U.S. Mail and Facsimile to (662) 289-8754

Hugh S. Potts
Chairman of the Board and Chief Executive Officer
First M&F Corporation
134 West Washington Street
Kosciusko, Mississippi 39090

  Re: **First M&F Corporation**
     Form 10-K for the Fiscal Year Ended December 31, 2008
     File No. 000-09424

Dear Mr. Potts:

  We have completed our review of your Form 10-K for the fiscal year ended December 31, 2008, and we have no further comments.

       Sincerely,

       Gregory Dundas
       Attorney-Adviser